Filed Pursuant to Rule 433

Registration Statement Nos. 333-160987, 333-160987-01, 333-160987-02, 333-160987-03,

333-160987-04, 333-160987-05, 333-160987-06, 333-160987-07 and 333-160987-08

FLORIDA POWER & LIGHT COMPANY

Pricing Term Sheet

December 8, 2011

Issuer:  Florida Power & Light Company

Bonds:
Designation:	First Mortgage Bonds, 4.125% Series due February 1, 2042
Legal Format:	SEC Registered
Principal Amount:	$600,000,000
Date of Maturity:	February 1, 2042
Interest Payment Dates:	Each February 1 and August 1, beginning August 1, 2012
Coupon Rate:	4.125%
Price to Public:	99.753% of the principal amount thereof
Benchmark Treasury:	3.75% due August 15, 2041
Benchmark Treasury Yield:	2.989%
Spread to Benchmark
Treasury Yield:	115 basis points
Reoffer Yield:	4.139%
Trade Date:	December 8, 2011
Settlement Date:	December 13, 2011
Redemption:

Prior to August 1, 2041, at any time at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 20 basis points, and on or after August 1, 2041, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN Number:	341081 FF9 / US341081FF99

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Aa3” (stable)
Standard & Poor’s Ratings Services	“A” (stable)
Fitch Ratings	“AA-” (stable)

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

Mizuho Securities USA Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers:

KeyBanc Capital Markets Inc.

Morgan Keegan & Company, Inc.

RBC Capital Markets, LLC

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

*    A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the issuer’s Preliminary Prospectus Supplement, dated December 8, 2011.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Goldman, Sachs & Co. toll free at 1-866-471-2526, Mizuho Securities USA Inc. toll free at 1-866-271-7403, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, or Wells Fargo Securities, LLC toll free at 1-800-326-5897.